Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company Denison Mines Corp. (“Denison” or the “Company”) 40 University Avenue, Suite 1100 Toronto, Ontario M5J 1T1

Item 2.	Date of Material Change October 13 and 14, 2015

Item 3.	News Release On October 13 and 14, 2015, news releases in respect of the material changes were disseminated through the facilities of Marketwired and filed on SEDAR.

Item 4.

Summary of Material Change

On October 13, 2015, Denison and Fission Uranium Corp. (“Fission”) announced that they had terminated their previously announced arrangement agreement pursuant to which Denison and Fission were to combine their respective businesses by way of a court-approved plan of arrangement.

On October 14, 2015, Denison announced that Mr. Lukas Lundin assumed the position of Executive Chairman of the Board of Directors of the Company and that Mr. Ron Hochstein stepped down as Executive Chairman of the Company to facilitate the appointment of Mr. Lundin, but will continue to serve as a Director of the Company.

Item 5.

Full Description of Material Change

On October 13, 2015, Denison and Fission announced that they had terminated their previously announced arrangement agreement pursuant to which Denison and Fission were to combine their respective businesses by way of a court-approved plan of arrangement (the “Arrangement”).

At the deadline for submission of proxies on October 9, 2015, Denison’s shareholders strongly supported the Arrangement. While a majority of the Fission shares voted were in favour of the Arrangement, the required two-thirds approval was not obtained and accordingly the Arrangement was terminated.

On October 14, 2015, Denison announced that Mr. Lukas Lundin assumed the position of Executive Chairman of the Board of Directors of the Company and that Mr. Ron Hochstein stepped down as Executive Chairman of the Company to facilitate the appointment of Mr. Lundin, but will continue to serve as a Director of the Company.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.

Item 7.	Omitted Information Not applicable.

Item 8.	Executive Officer David Cates President and Chief Executive Officer Tel: 416- 979-1991 ext. 362

Item 9.	Date of Report October 20, 2015